UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2017   AND ENDING   12/31/2017

             MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROUT CAPITAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 BROADWAY - 9TH FLOOR
(No. and Street)

NEW YORK	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN FASSBERG   646-378-2900

                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK, GARBER & SANDLER LLP

(Name -- if individual, state last, first, middle name)

825 THIRD AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ JONATHAN FASSBERG _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ TROUT CAPITAL LLC _____ , as of
_____ December 31, 2017 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

NO EXCEPTIONS

CHRISTOPHER WONG
NOTARY PUBLIC, STATE OF NY
NO. 01WO5068228
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 28, 2018

_____
Signature

CEO
_____
Title

_____ 2/22/2018
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TROUT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017



Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Member
of Trout Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trout Capital LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cornick Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as the Company's auditor since 2011.

New York, New York
February 22, 2018

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

TROUT CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

Assets

Cash	$	889,638
Accounts receivable		671,526
Prepaid expenses		32,516
Property and equipment (at cost, less $103,337 accumulated depreciation)		61,777
Total assets	$	1,655,457

Liabilities

Accounts payable and accrued expenses	$	47,648
Due to affiliates		12,560
Total liabilities		60,208
Member's equity		1,595,249
Total Liabilities and Member's Equity	$	1,655,457

NOTE A - Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York State on November 13, 2003. The Company conducts business as a broker dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors and management fees and selling concessions for underwriting transactions. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt from SEC Rule 15c-3-3 under Section (k)(2)(i).

The Company was wholly owned by Trout Group Holdings LLC through December 28, 2017. On December 29, 2017, the membership interest of the Company was sold by Trout Group Holdings LLC to PNC Bank, NA ("PNC").

NOTE B - Summary of Significant Accounting Polices

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2017, the Company's cash balances exceed that limit by approximately $640,000.

NOTE B - Summary of Significant Accounting Polices (continued)

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock warrants as part of its compensation. The Company treats those investments as trading securities. The investments are fair valued again at each balance sheet date with the difference recognized as unrealized gain or loss until disposition. See Note C for a discussion of fair value measurements.

Revenue Recognition

Currently, the Company deals exclusively with clients in the biotechnology industry. The Company engages in the private placement and underwriting of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Underwriting fees include both management fees and selling concessions for transactions in which the Company acts as an underwriter. These fees are recognized upon settlement, net of any syndicate expenses, which are allocated to the Company as a co-manager. Revenue from private placements is recognized when the transaction closes. Any securities received as part of its compensation is recognized at the fair value of the securities received. Given the nature of the Company's business, the majority of its annual fees and commissions are earned from different customers. For the year ended December 31, 2017, four customers accounted for 70% of total revenues, the largest of which accounted for 22%.

In 2014, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE B - **Summary of Significant Accounting Polices (continued)**

Accounts Receivable

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. Management believes that all accounts at December 31, 2017 are fully collectible. Therefore, no allowance for doubtful accounts is deemed required at December 31, 2017.

Property and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are being depreciated using straight-line method over the life of the lease. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Shared Operating Expenses

The Company shares various operating expenses with The Trout Group LLC, which is affiliated through common ownership. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties (see Note E). This agreement was terminated on December 28, 2017 and was replaced by a Management Agreement and a new Expense Sharing Agreement.

Income Taxes

The Company has elected to be treated as a limited liability company and is not subject to federal and certain state income taxes. Accordingly, its operations are reportable on the income tax return of the Company's member, and related income taxes thereon are payable by them. Income taxes on the statement of income for the year ended December 31, 2017 consist of California and New York State LLC fees, and New York City Unincorporated Business Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred tax assets or liabilities related primarily to differences between the bases of certain assets and liabilities for

NOTE B - <u>Summary of Significant Accounting Polices (continued)</u>

<u>Income Taxes(continued)</u>

financial and tax reporting and unused net operating loss carryforwards. The deferred taxes represent the future tax return consequences of those differences,
which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Generally accepted accounting principles clarifies the accounting for uncertain tax positions recognized in the Company's financial statement by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2017, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. Income tax returns for the years ended December 31, 2014, 2015, 2016 remain open to examination by federal, state and local income tax authorities.

NOTE C - <u>Fair Value Measurements</u>

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.   The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's investments in 2017 comprised of warrants in a non-public and publicly traded companies, and stock in both non-public and publicly traded companies, LP interests, (see Note B) and involve Level 1 and 3 inputs. The Company calculated the fair value of its

NOTE C - Fair Value Measurements (continued)

warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of

the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. All investments were transferred to the parent in December 2017 as a distribution of property. The following summarizes its activity in the investments for the year ended December 31, 2017.

	Input Level	Beginning Balance	Purchases, Issuances and Settlements	Realized Gains	Sale Proceeds	Property Distributions	Ending Balance
Common stock warrants:							
Biotechnology	Level 3	153,366	25,000	-	-	(178,366)	-
Common stock (public):							
Biotechnology	Level 1	951,354	-	837,416	(1,177,428)	(611,342)	-
Common stock (private):							
Biotechnology	Level 3	410,000	-	-	-	(410,000)	-
LP Interest							
Biotechnology	Level 3	-	(47,350)	106,039	-	(58,689)	-
		1,514,720	(22,350)	943,455	(1,177,428)	(1,258,397)	-

NOTE D - Property and Equipment

Property and equipment as of December 31, 2017 consists of:

Cost:			Estimated Useful Life
Furniture and fixtures	$	40,114	5 years
Leasehold Improvements		125,000	Shorter of life of lease or economic useful life
Total		165,114	
Less accumulated depreciation		(103,337)	
Net	$	61,777	

NOTE E - Related Party Transactions

As discussed in Note B, the Company has entered into an agreement with an affiliate, The Trout Group LLC, wholly owned by Trout Group Holdings LLC, to share various operating expenses, including the base salaries and bonuses for employees who qualify as registered representatives. The agreement was amended effective August 1, 2017 to name Trout Group Holdings LLC the new counterparty for expense sharing. Shared expenses for 2017

NOTE E - Related Party Transactions (continued)

including allocated bonuses of $249,715, totaled $2,765,531. At December 31, 2017, the total amount due to affiliates was $12,560. On October 20, 2017 Trout Group Holdings LLC filed a resolution to forgive $389,546 due from Trout Capital LLC and capitalized the related debt as a non cash contribution. On November 14, 2017 Trout Group Holdings LLC filed a resolution to forgive $184,403 due from Trout Capital LLC and capitalized the related debt as a non cash contribution. On December 27, 2017 Trout Group Holdings LLC filed a resolution to forgive $200,000 due from Trout Capital LLC and capitalized the related debt as a non cash contribution. On December 28, 2017 Trout Capital LLC made a non cash property distribution by transferring investments of $1,258,397 to the name of Trout Group Holdings LLC.

The Company's expense sharing agreement with Trout Group Holdings LLC expired upon the sale of its membership interests to PNC. Effective December 29, 2017, the Company and an affiliate, Solebury Trout LLC ("Solebury"), a wholly owned subsidiary of PNC, entered into an Expense Sharing Agreement ("ESA"). The ESA provides that Solebury and the Company will share office equipment and office space and that Solebury will share various operating expenses, including the based salaries and bonuses for employees who qualify as registered representatives.

On December 29, 2017, the Company entered into a Management Agreement with The PNC Financial Services Group, Inc. ("Parent"), an indirect member of the Company. The Management Agreement provides that the Company will be billed a percentage of the operating costs of the Parent, which includes salaries and other overhead costs. The Management Agreement expires on December 31, 2018.

On December 29, 2017, the Company entered into a one year $1 million committed line of credit agreement with PNC. Any amounts outstanding under the line of credit agreement bears interest at the daily LIBOR rate, which was 1.56% at December 31, 2017. There were no borrowings made during the year ended December 31, 2017.

NOTE F - Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2017, the Company's net capital exceeded the minimum requirement by $729,430. The ratio of aggregate indebtedness to net capital was .07 to 1.